                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             Detection Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    250644101
                           ----------------------------
                                 (CUSIP Number)

                                Mark L. Weintrub
                                  Ultrak, Inc.
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057
                                 (972) 353-6500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 12, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------
CUSIP NO. 250644101
----------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ultrak, Inc. (NASDAQ NMS - ULTK)
            75-2626358
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
            N/A
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            BK; WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,335,000
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    0
OWNED BY EACH         ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                1,335,000
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,335,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

                  This Amendment to the previously filed Schedule 13D, Amendment No. 1 (the "Schedule 13D") relates to the common stock, $0.05 par value ("DETC Common Stock"), of Detection Systems, Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 130 Perinton Parkway, Fairport, New York 14450.

Item 2.  Identity and Background

                  (a) The name of the person filing this Statement is Ultrak, Inc., a Delaware corporation ("Ultrak" or the "Reporting Person").

                  (b) The principal offices of the Reporting Person are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

                  (c) The principal business of the Reporting Person is the design, manufacture, marketing and provision of services for innovative electronic products and systems for the security and surveillance, industrial and medical video, and professional audio markets.

                  (d) During the last five (5) years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five (5) years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person, has been a party to a civil proceeding of a judicial or administrative body competent jurisdiction resulting in or subjecting such party or parties to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

                  The shares of DETC Common Stock owned by the Reporting Person were acquired by the Reporting Person in open market transactions using the Reporting Person's general corporate funds. The Reporting Person's general corporate funds may be deemed supplied from Ultrak's working capital and/or from Ultrak's line of credit with its lenders.

Item 4.  Purpose of Transaction

                  By letter dated May 12, 2000, Ultrak notified the Secretary of the Issuer, pursuant to Article II, Section 12 of the By-Laws of the Issuer, of the nomination by Ultrak of George K. Broady, Malcolm J. Gudis, Ronald F. Harnisch, Robert L. Frome and William D. Breedlove for election as directors ("Directors") of the Issuer at the Issuer's 2000 annual meeting of stockholder (the "Annual Meeting") and provided certain additional information required by the By-Laws. A copy of this letter is filed hereto as Exhibit A and is incorporated herein by reference.

                  Ultrak intends to propose that the Issuer take steps to negotiate and complete a sale of the Issuer or take such other steps as will provide greater immediate value to the shareholders of the Issuer. If Ultrak's nominees are elected to the Board of Directors of the Issuer at the 2000 Annual Meeting, such directors will, subject to their fiduciary duties to the shareholders of the Issuer, seek to negotiate and complete a sale of the Issuer or take other steps to maximize shareholder value.


                  Except as indicated above, the information set forth in Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Company

                  (a) The aggregate number of shares of DETC Common Stock beneficially owned by the Reporting Person is 1,335,000, which represents 21% of the 6,343,024 shares reported by the Issuer to be outstanding as of February 10, 2000.

                  (b) The Reporting Person has sole voting and dispositive power over all 1,335,000 shares of DETC Common Stock. None of the shares of DETC Common Stock held by the Reporting Person are subject to shared voting or dispositive power.

                  (c) The Reporting Person has not acquired any shares of DETC Common Stock within the past 60 days.

                  (d) No person, other than Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of DETC Common Stock owned by the Reporting Person.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

                  None.

Item 7. Material to be Filed as Exhibits

                  The following exhibits are filed hereto:

Exhibit A:                 Letter, dated May 12, 2000, from Ultrak to the Issuer
                           regarding the nominations of George K. Broady, Malcolm J. Gudis, Ronald F. Harnisch, Robert L. Frome and William D. Breedlove.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2000



                                  ULTRAK, INC.

                                  By: /s/ MARK L. WEINTRUB
                                      ----------------------------
                                        Name:  Mark L. Weintrub
                                        Title: Secretary

                                  EXHIBIT INDEX

Exhibit
Number             Description
-------            -----------
   A               Letter, dated May 12, 2000, from Ultrak to the Issuer regarding the nominations of George K. Broady, Malcolm J. Gudis, Ronald F.
                   Harnisch, Robert L. Frome and William D. Breedlove